May 26, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street,

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed April 26, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 11, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via Edgar.

In order to facilitate the review by the Staff of Amendment No. 5, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 4 to Form S-4

General

1. We note a number of blanks and brackets throughout your registration statement. Please revise to provide the incomplete information, with the exception of the shareholder meeting date and related dates, which may be identified in a post-effective amendment. Address, without limitation, the following items:

●	We note that you intend to include the funds in the trust account and the per share redemption price as of the record date; please fill in the brackets to include this information as of the most recent practicable date.
●	Fill in data regarding the (i) value of the founder shares, private placement units, and public units and (ii) market price of your shares, public warrants, and units, based on the most recent practicable date.
●	Complete disclosure regarding the increase in your fully-diluted share capital and the amount paid to exercise warrants on page 47.
●	Address the bracketed dates regarding the combined entity’s determination of foreign private issuer status on page 65.

●	We note that you intend to provide the number of outstanding shares and Class A shares as of the record date; please revise to provide as of the date of the registration statement (or as of the most recent practicable, if subject to change).
●	Address the bracketed per share value assumed by Baker Tilley on page 86.
●	Fill in and address the bracketed number of shares that are the subject of proposals 3 and 4.
●	Fill in the number of Graphjet employees on page 155.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement to address the brackets throughout accordingly.

2. Please revise your summary and risk factors sections to highlight that your auditors have issued a going concern opinion and to disclose the related risks, analogous to your existing disclosure regarding the going concern opinion issued by Graphjet’s auditors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 22 and 50 of the Registration Statement to address the Staff’s comment.

3. Please also include disclosure regarding the notice of noncompliance with Nasdaq’s listing requirements, as reported on your Form 8-K filed on April 5, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 50 of the Registration Statement to address the Staff’s comment.

Summary Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma presentation, page 41

4. Please disclose the specific terms and conditions associated with the Equity Incentive Plan shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the Registration Statement to disclose the specific terms and conditions associated with the Equity Incentive Plan shares on page 41.

Risk Factors

“We do not have a specified maximum redemption threshold…”, page 49

5. We note your response to prior comment 3. However, it does not appear the disclosure on page 49 has been updated. We therefore reissue prior comment 3 in its entirety. Please revise to disclose the amount of Energem Class A Ordinary Shares subject to possible redemption as of the latest balance sheet date (i.e., December 31, 2022).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 49 of the Registration Statement to address the Staff’s comment.

Beneficial Ownership of Securities, page 119

6. We note that there are additional 5% shareholders reflected in your most recent Form 10-K/A that not reflected on page 119. Please advise or revise. Please ensure that your information is updated as of the most recent practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the beneficial ownership table to include the additional 5% shareholders reflected in the Company’s most recent Form 10-K/A on page 119 of the Registration Statement.

Energem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 156

7. We note your response to prior comment 4. However, it does not appear the disclosures have been updated. We therefore reissue prior comment 4 in its entirety. Please update your disclosures in the results of operations and liquidity and capital resources sections for the period ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure in the MD&A to include the period ended December 31, 2022 as well as for the three months ended March 31, 2023.

Selected Historical Financial Information of Graphjet, page 159

8. We note your response to prior comment 5. However, it does not appear the disclosures have been updated. We therefore reissue prior comment 5 in its entirety. Please revise to also present Graphjet’s financial information as of and for the three months ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 159, as recommended, and have presented Graphjet’s financial information as of and for the six months ended March 31, 2023 to reflect the most current quarter.

Graphjet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 162

9. We note your response to prior comment 6. However, the EPS amounts on page 163 still appear inconsistent with the amounts disclosed on page F-33. We therefore reissue prior comment 6 in its entirety and ask that you update your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it in connection with updating the financial statements the correct numbers for the six months ended March 31, 2023 are consistent.

Liquidity and Capital Resources, page 163

10. We note your response to prior comment 7. However, it does not appear the disclosure has been updated. We therefore reissue prior comment 7 in its entirety. Please revise to disclose in the liquidity and capital resources section the fact that Graphjet’s auditor has expressed substantial doubt as to the company’s ability to continue as a going concern and describe management’s plans to address this circumstance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure to address the fact that Graphjet’s auditor has expressed substantial doubt as Graphjet’s ability to continue as a going concern and described management’s plans to address this circumstance.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

11. We note your response to prior comment 8. However, it does not appear the disclosures have been updated to address our prior comment. We therefore reissue prior comment 8 in its entirety. Please address the following:

●	Disclose any specific cash conditions that need to be satisfied pursuant to the Share Purchase Agreement;
●	Discuss whether you are able to meet the net tangible assets and cash requirements under each of the redemption scenarios presented on page 167; and
●	Identify a scenario depicting the maximum number (and dollar amount) of Energem Class A shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 167 to address the disclosure items requested.

Note 6 - Loss per Share, page 171

12. We note your response to prior comment 11 which states that there are no potentially dilutive shares excluded from the calculations of historical and pro forma net loss per share. Please tell us how you considered the potentially dilutive effects of all outstanding warrants and equity incentive plan shares in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it amended the note to the table on page 171 to clarify that it excludes all potential dilutions. The potential dilutive effect of the equity incentive plan has been quantified in the note. In addition, the analysis of all potential dilutions including warrants and equity incentive plan has been previously disclosed in the Risk Factors section.

Index to Financial Statements, page F-1

13. We note your response to prior comment 15 and reissue in part. Please disclose Graphjet’s fiscal year end in the Notes to the Financial Statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has clarified the language on page F-1 to make it clear that its fiscal year end is September 30 and added disclosure regarding Graphjet’s fiscal year end to Note 3 on F-38 and F-50 of the Registration Statement.

Exhibit Index

Exhibit 23.1, page II-2

14. Please update the consent to refer to the appropriate date of the audit report and the periods covered by that opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has included an updated auditor’s consent as Exhibit 23.1 referring to the appropriate date of the audit report and the periods covered by that opinion.

Exhibit 23.2, page II-2

15. Please include a currently dated auditor’s consent in your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has included a currently dated auditor’s consent as Exhibit 23.2 to the Registration Statement.

*****

If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp.